COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV           INDUSTRIA DE BEBIDAS
                                             ANTARCTICA DO NORTE-NORDESTE S.A.
      CNPJ n(0)02.808.708/0001-07              CNPJ/MF n(0)15.182.652/0001-61

             Public Company                            Public Company


                                RELEVANT NOTICE

Companhia de Bebidas das Americas - AmBev ("AmBev"), as indirect controlling shareholder of Industria de Bebidas Antarctica do Norte-Nordeste S.A. ("Norte-Nordeste"), published a relevant notice on June 11, 2001 waiving a voluntarily public offer that had originally been considered. This notice had no bearing on the intention of AmBev to analyze alternatives to capture synergies arising from the consolidation of the activities of the two companies, while treating the respective shareholders of both companies equally.

Accordingly, AmBev's Board of Directors has decided to retain an investment bank in order to determine the economic value of the shares of Norte-Nordeste. This value may serve as a parameter for establishing a share exchange ratio, with the issuance of new share of AmBev in exchange for the shares of Norte-Nordeste. The company considers that the reference to economic value is the best way to ensure an exchange ratio that is fair to the shareholders of both companies.

Once the economic value and the equity to market value of both companies has been determined, a complex task considering the size of both companies, a proposal will be submitted to the respective boards of directors and fiscal committees for analysis. Should such proposal be approved, a new relevant notice will be made public, with the information required according to CVM Instruction no. 319.

The definition regarding the exchange of shares between both companies may occur without harm to and in accordance with CVM regulations with: (i) the issuance of a specialist opinion to support the incorporation, taking into account the net worth of the incorporated company at book value, and (ii) the prior establishment of a theoretical exchange ratio as a result of the comparison of the assets at market value for both companies (Law no. 6.404/76, art. 264).

Additionally, AmBev's Board of Directors has decided to temporarily suspend the Company share buyback program, which was approved on April 25, 2001.

Companhia de Bebidas das Americas     Industria de Bebidas Antarctica do Norte-
             - AmBev                               Nordeste S.A
Investor Relations Executive Officer    Investor Relations Executive Officer